December 9, 2009

Via Edgar and Facsimile

Douglas Brown
Division of Corporate Finance
100 F Street, NE
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	SMF Energy Corporation.
Registration Statement on Form S-3
Filed October 1, 2009, as amended November 16, 2009
File No. 333-162243

Dear Mr. Brown:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, SMF Energy Corporation (the “Company”), hereby requests that the effective date of the above referenced Registration Statement, as amended, be declared effective at 9:00 a.m. Eastern Time on Monday, December 14, 2009, or as soon thereafter as practicable.

On behalf of the Company I hereby acknowledge that:

1.           Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.           The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.           The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/Richard E. Gathright
Richard E. Gathright
Chief Executive Officer and President

200 West Cypress Creek Road, Suite 400  ∙  Fort Lauderdale, FL 33309  ∙  954.308.4200 Phone  ∙  954.308.4222 Fax  ∙  www.mobilefueling.com